UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Commission File Number: 001-40884

ARBE ROBOTICS LTD.

(Translation of registrant’s name into English)

HaHashmonaim St. 107

Tel Aviv-Yafo, Israel

Tel: +972-73-7969804, ext. 200

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

INFORMATION CONTAINED IN THIS CURRENT REPORT ON FORM 6-K

On June 6, 2023, Arbe Robotics Ltd. (the “Company”) entered into a securities purchase agreement (the “Agreement”) with the Special Situations Funds, More Tech-Ventures, Catalyst Investments (affiliated with a director of the Company) and Geneva Insurance Group (affiliated with a director of the Company), pursuant to which the Company agreed to issue and sell to the investors in a registered direct offering (the “Offering”) an aggregate of 11,794,873 ordinary shares (the “Shares”) of the Company. Each Share is being sold at an offering price of $1.95 per share for aggregate gross proceeds of approximately $23 million before deducting the Offering expenses. The Offering closed on June 13, 2023.

The Shares have been issued pursuant to the Company’s previously filed registration statement on Form F-3 (File No. 333-269235) that was declared effective on February 24, 2023. A prospectus supplement relating to the sale of the Shares under the ATM Program (the “ATM Prospectus”) was filed on June 8, 2023.

In conjunction with this capital raise, the Company’s Board of Directors agreed to suspend the Company’s previously announced “At the Market” stock program (ATM) for 12 months from the closing of the Offering.

Attached hereto and incorporated by reference in this Report on Form 6-K are the following exhibits:

Exhibit 4.1:	Form of Securities Purchase Agreement, dated June 6, 2023, by and between the Company and the purchasers signatory thereto.

Exhibit 5.1:	Opinion of Erdinast, Ben Nathan, Toledano& Co. regarding the validity of the Shares.

Exhibit 23.1:	Consent of Erdinast, Ben Nathan, Toledano& Co. (included in Exhibit 5.1).

This Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (Registration No. 333-269235).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARBE ROBOTICS LTD.

Date: June 13, 2023	By:	/s/ Kobi Marenko
	Name:	Kobi Marenko
	Title:	CEO

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